UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35974

ARC PROPERTIES OPERATING PARTNERSHIP, L.P.

(Exact name of registrant as specified in its charter)

405 Park Avenue, 12th Floor

New York, New York 10022

(212) 415-6500

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a

duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒

Rule 12g-4(a)(2) ☐

Rule 12h-3(b)(1)(i) ☒

Rule 12h-3(b)(1)(ii) ☐

Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, ARC Properties Operating Partnership, L.P., successor to Clark Acquisition, LLC, successor to Cole Real Estate Investments, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ARC Properties Operating Partnership, L.P.

By: American Realty Capital Properties, Inc., its general partner

By: /s/ Nicholas S. Schorsch ____

Name: Nicholas S. Schorsch

Title: Chief Executive Officer and Chairman of the Board of Directors

Dated February 18, 2014